Exhibit 21

List of subsidiaries of Omagine, Inc. as of January 17, 2013:

1.	Journey of Light, Inc. ("JOL") is a wholly owned subsidiary of Omagine Inc. JOL is incorporated in New York and does business under the name Journey of Light.
2.	Omagine LLC is a sixty percent (60%) owned subsidiary of Omagine, Inc. Omagine LLC is incorporated in the Sultanate of Oman as a limited liability company.